

Mail Stop 4561

June 2, 2017

Robert McDermott
President
iMedicor, Inc.
13506 Summerport Parkway #160
Windermere, FL 34786

> **Re: iMedicor, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Response Dated May 24, 2017**
> **File No. 000-52765**

Dear Mr. McDermott:

We have reviewed your May 24, 2017 response to our comment letter dated May 15, 2017 and have the following comment.

<u>General</u>

1.   We note your response to prior comment 1. We specifically note that your response fails to describe the specific steps taken to obtain the consents of the shareholders you have identified. Moreover, your assertion that the listed shareholders have a "close personal relationship" with either Mr. McDermott or Mr. Smith is not itself a sufficient basis for concluding that you did not engage in a solicitation.   We thus reissue our comment. Alternatively, you may file a preliminary proxy statement on Schedule 14A.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Samuel B. Fortenbaugh